Exhibit 21.1

List of Subsidiaries

1.	VeganNation Services Ltd., an Israeli company, wholly owned by Sipup Corporation

2.	VeganNation Finances Services, Ltd., a U.K company that is wholly owned by VeganNation Services Ltd.

3.	Enlightened Capital Ltd., an Israeli company wholly owned by Sipup Corporation